Exhibit 3.1

Amendment to Certificate of Designations, Preferences and Rights of the Series D
Convertible Preferred Stock of Digital Brands Group, Inc.

Digital Brands Group, Inc., a Nevada corporation (the “Corporation”), hereby amends the Certificate of Designations, Preferences and Rights of the Series D Convertible Preferred Stock of the Corporation (the “Certificate of Designations”) as follows:

The definition of “Floor Price” in Section 1(z) of the Certificate of Designations is hereby amended and restated in its entirety as follows:

“Floor Price” means a price that is 20% of the lower of: (i) the closing price (as reflected on Nasdaq.com) immediately preceding the date of this Certificate of Amendment; or (ii) the average closing price of the Common Stock (as reflected on Nasdaq.com) for the five trading days immediately preceding the date of this Certificate of Amendment.

Except as expressly amended hereby, the Certificate of Designations of the Corporation remains in full force and effect.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to the Certificate of Designations, Preferences and Rights of the Series D Convertible Preferred Stock of Digital Brands Group, Inc. to be signed by its Chief Executive Officer on this 16th day of July, 2026.

DIGITAL BRANDS GROUP, INC.

By:
Name:	John Hilburn Davis IV
Title:	Chief Executive Officer